# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OLD POINT FINANCIAL CORP, CIK 0000740971
CUSIP: 680194107
Title of class of securities: Common Stock, $5.00 par value
Address of issuer's principal executive offices: 750 Eleventh Street South, Suite 202, Naples, Florida (FL), 34102
Date of event which requires filing of this statement: 04/03/2025
Amends the filing with accession number 0000897069-24-001396
Filed by CIK 0001569147
Persons authorized to receive notices and communications: John W. Palmer, PL Capital Advisors, LLC, 750 Eleventh Street South, Suite 202, Naples, Florida (FL), 34102, 239-777-0187; Copy to: Peter D. Fetzer, Foley & Lardner LLP, 777 East Wisconsin Avenue, Suite 3800, Milwaukee, Wisconsin (WI), 53202-5306, 414.297.5596; Copy to: Philip M. Goldberg, Foley & Lardner LLP, 321 North Clark Street, Chicago, Illinois (IL), 60654-5313, 312.832.4549

## Reporting persons
- PL Capital Advisors, LLC (CIK 0001569147): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 720,861; sole dispositive power 0; shared dispositive power 720,861; aggregate amount beneficially owned 720,861 (14.1% of the class)
- LASHLEY RICHARD J (CIK 0001204241): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 720,861; sole dispositive power 0; shared dispositive power 720,861; aggregate amount beneficially owned 720,861 (14.1% of the class)
- PALMER JOHN W (CIK 0001204244): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 720,861; sole dispositive power 0; shared dispositive power 720,861; aggregate amount beneficially owned 720,861 (14.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $5.00 par value
Name of issuer: OLD POINT FINANCIAL CORP
Address of issuer's principal executive offices: 750 Eleventh Street South, Suite 202, Naples, Florida (FL), 34102

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed jointly by (collectively, the "Reporting Persons"): (1) PL Capital Advisors, LLC, a Delaware limited liability company and Securities and Exchange Commission (the "SEC") registered investment adviser under the Investment Advisers Act of 1940 ("PL Capital Advisors"); (2) Richard J. Lashley, a managing member of PL Capital Advisors; and (3) John W. Palmer, a managing member of PL Capital Advisors. The Joint Filing agreement of the Reporting Persons is attached as Exhibit 1 to Amendment No. 1 to the Schedule 13D, as filed with the SEC on December 31, 2015.
Residence or business address: The principal business address of the Reporting Persons is 750 Eleventh Street South, Suite 202, Naples, FL 34102.
Present principal occupation or employment: The principal business of PL Capital Advisors is to serve as an investment manager or adviser to various investment partnerships, funds and managed accounts (collectively, the "Clients"). The principal occupation of Messrs. Lashley and Palmer is investment management through their ownership and control over the affairs of PL Capital Advisors. PL Capital Advisors has full discretionary voting and dispositive power over the Common Stock held on behalf of the Clients, which is deemed shared with the two Managing Members of PL Capital Advisors. The Clients do not have the right to obtain voting or dispositive power over any of the shares of Common Stock within sixty days, and are therefore not deemed to beneficially own the shares of Common Stock, pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: Mr. Lashley and Mr. Palmer are both citizens of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
In aggregate, PL Capital Advisors, on behalf of its Clients and affiliates (collectively, referred to herein as the "PL Capital Group"), beneficially owns 720,861 shares of Common Stock of the Company acquired at an aggregate cost of $12,747,617, including brokerage commissions. These shares were acquired using the Clients' available working capital.

From time to time, members of the PL Capital Group may purchase Common Stock on margin provided by Goldman Sachs & Co., on such firms' usual terms and conditions. All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this filing, no member of the PL Capital Group has margin or other loans outstanding secured by Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
This is the PL Capital Group's tenth amendment to its initial Schedule 13D filing. In the aggregate, PL Capital Advisors beneficially owns 14.1% of the Company's Common Stock, based upon the number of outstanding shares of Common Stock, 5,104,313, reported as the number of outstanding shares as of March 17, 2025, in the Company's Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission ("SEC") on March 31, 2025. PL Capital Advisors acquired the Common Stock because it believed the Common Stock was undervalued at the time of purchase.

On April 3, 2025, the Company announced the signing of a definitive agreement and plan of merger pursuant to which TowneBank (Nasdaq: TOWN) will acquire the Company for a combination of $41.00 in cash and/or shares of common stock of TowneBank at a fixed exchange ratio of 1.14 TowneBank share for every 1.00 share of the Company.

As part of the transaction, PL Capital Advisors entered into a support and voting agreement with TowneBank and the Company (the "Support Agreement") pursuant to which PL Capital Advisors agreed to among other things: (1) Not sell or transfer any of the Common Stock beneficially owned by PL Capital Advisors until the earliest of (a) the close of the merger, or (b) the termination of the merger agreement; (2) Vote all of the shares of Common Stock beneficially owned by PL Capital Advisors for the merger agreement; and (3) Elect 100% cash for its merger consideration selection (subject to proration if the total amount of stock and cash elections made by shareholders in the aggregate would result in more than 50% of the merger consideration to be paid in cash, in accordance with the terms of the merger agreement)

A copy of the Support Agreement is attached as Exhibit 5.

Unless otherwise noted in this amended Schedule 13D, no Reporting Person has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto. The Reporting Persons may make further purchases of shares of Common Stock although it has no intention to acquire more than 14.9% of the outstanding Common Stock. The Reporting Persons may dispose of any or all the shares of Common Stock which they hold on behalf of the Clients, subject to the terms of the Support Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons beneficially own an aggregate of 720,861 shares of Common Stock, which represents 14.1% of the outstanding shares of the Common Stock. The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 5,104,313, reported as the number of outstanding shares as of March 17, 2025, in the Company's Annual Report on Form 10-K filed with the SEC on March 31, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Name of Reporting Person: PL Capital Advisors, LLC
Number of Shares Beneficially Owned with Sole Voting and Dispositive Power: None
Number of Shares Beneficially Owned with Shared Voting and Dispositive Power: 720,861

Name of Reporting Person: Richard J. Lashley
Number of Shares Beneficially Owned with Sole Voting and Dispositive Power: None
Number of Shares Beneficially Owned with Shared Voting and Dispositive Power: 720,861
Additional Information: Because Messrs. Palmer and Lashley are the Managing Members of PL Capital Advisors, the investment manager or adviser to the Clients, they are deemed to share the voting and dispositive power over the shares of Common Stock managed by PL Capital Advisors on behalf of the Clients. Mr. Palmer and Mr. Lashley do not own any shares of Common Stock of the Company directly.

Name of Reporting Person: John W. Palmer
Number of Shares Beneficially Owned with Sole Voting and Dispositive Power: None
Number of Shares Beneficially Owned with Shared Voting and Dispositive Power: 720,861
Additional Information: Because Messrs. Palmer and Lashley are the Managing Members of PL Capital Advisors, the investment manager or adviser to the Clients, they are deemed to share the voting and dispositive power over the shares of Common Stock managed by PL Capital Advisors on behalf of the Clients. Mr. Palmer and Mr. Lashley do not own any shares of Common Stock of the Company directly.
Transactions in the class effected during the past sixty days: PL Capital Advisors made no transactions in the Common Stock on behalf of the Clients within the past 60 days. Messrs. Palmer and Lashley also did not have any transactions in the Common Stock.
Other persons with the right to receive dividends or sale proceeds: PL Capital Advisors' Clients may be deemed to have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Common Stock owned on their behalf. Except as set forth in the immediately preceding sentence, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons. No advisory client is known to any Reporting Person to have, and except as otherwise set forth herein no Reporting Person has, the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the Company's Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
As discussed above, on April 3, 2025, the Company announced the signing of a definitive agreement and plan of merger pursuant to which TowneBank (Nasdaq: TOWN) will acquire the Company for a combination of $41.00 in cash and/or shares of common stock of TowneBank at a fixed exchange ratio of 1.14 TowneBank share for every 1.00 share of the Company.

As part of the transaction, PL Capital Advisors entered into the above-referenced Support Agreement. See the discussion above for more detail.

PL Capital Advisors is the investment manager on behalf of the Clients. Each of the Clients has granted to PL Capital Advisors the sole and exclusive authority to vote and dispose of the shares of Common Stock held on their behalf pursuant to a management agreement. PL Capital Advisors is entitled to a fee for managing and advising these Clients, generally based upon a percentage of the Clients' capital. Affiliates of PL Capital Advisors, including PL Capital, LLC and Goodbody/PL Capital LLC, serve as the general partner of various partnerships managed and advised by PL Capital Advisors, including Financial Edge Fund, L.P., Financial Edge-Strategic Fund, L.P., PL Capital/Focused Fund, L.P., PL Capital Plus Fund, L.P., and Goodbody/PL Capital, L.P., each a Delaware limited partnership. For serving as the general partner of these partnerships, PL Capital Advisors' affiliates are entitled to an allocation of a portion of net profits, if any, generated by the partnerships.

Other than the foregoing arrangements and relationships and the Joint Filing Agreement filed as Exhibit 1 to Amendment No. 1 to this Schedule 13D, as filed with the SEC on December 31, 2015, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement (previously filed).

Exhibit 2: Nomination Letter from Richard Lashley to Old Point Financial Corporation dated December 30, 2015 (previously filed).

Exhibit 3: Settlement Agreement dated March 16, 2016 (previously filed).

Exhibit 4: Amendment to Settlement Agreement dated August 12, 2021 (previously filed).

Exhibit 5: Support and Voting Agreement (filed herewith).

## Signatures
- PL Capital Advisors, LLC: /s/ John W. Palmer, Managing Member (04/04/2025)
- PL Capital Advisors, LLC: /s/ Richard J. Lashley, Managing Member (04/04/2025)
- LASHLEY RICHARD J: /s/ Richard J. Lashley, LASHLEY RICHARD J (04/04/2025)
- PALMER JOHN W: /s/ John W. Palmer, PALMER JOHN W (04/04/2025)